Exhibit 21.1

Significant Subsidiaries of the Registrant

1.	Diamondback E&P LLC, a Delaware limited liability company

2.	Diamondback O&G LLC, a Delaware limited liability company

3.	Energen Corporation, an Alabama corporation

4.	Energen Resources Corporation, an Alabama corporation

5.	Rattler Midstream LP, a Delaware limited partnership

6.	Rattler Midstream Operating LLC, a Delaware limited liability company

7.	Viper Energy Partners LP, a Delaware limited partnership

8.	Viper Energy Partners LLC, a Delaware limited liability company

9.	QEP Resources, Inc., a Delaware corporation

10.	QEP Energy Company, a Delaware corporation